SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 10)1

Barra, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

068313-10-5

(CUSIP Number)

February 4, 2002

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]  Rule 13d-1(b)

      [   ]  Rule 13d-1(c)

      [X]  Rule 13d-1(d)

      1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068313-10-5	13G	Page 2 of 5 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward D. Baker III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5.	SOLE VOTING POWER

NUMBER OF		1,378,975

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		0

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		1,378,975

WITH
	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,378,975

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable		☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.97%

12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 068313-10-5	13G	Page 3 of 5 Pages

ITEM 1(a)	NAME OF ISSUER
Barra, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
2100 Milvia Street Berkeley, California 94704

ITEM 2(a)	NAME OF PERSON FILING
Edward D. Baker III

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
395 Hampton Road, Piedmont, California 94611

ITEM 2(c)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

ITEM 2(d)	TITLE OF CLASS OF SECURITIES
Common Stock

ITEM 2(e)	CUSIP NUMBER
068313-10-5

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable

ITEM 4.	OWNERSHIP
The information required by this Item 4 is set forth on the cover page of this Schedule 13G in Items 5-11 thereof and such Items are incorporated herein by reference. See also Item 6 below. The share amounts and percentages reported as beneficially owned by the Reporting Person in this Schedule 13G are based upon 19,797,862 shares of the Issuer’s Common Stock outstanding as of November 6, 2002 as reported on the Issuer’s 10-Q for the period ended September 30, 2002.

CUSIP No. 068313-10-5	13G	Page 4 of 5 Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
The shares of Common Stock of the Issuer beneficially owned by the Reporting Person may be subject to community property laws where applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10.	CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 068313-10-5	13G	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2003

Date

/s/ Edward D. Baker III

Signature

Edward D. Baker III

Name/Title